UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38882

HeadHunter Group PLC

(Translation of registrant’s name into English)

9/10 Godovikova St.

Moscow, 129085, Russia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The purpose of this Report on Form 6-K is to (1) republish the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2020 of HeadHunter Group PLC (the “Company”), which were furnished to the SEC on a Report on Form 6-K dated August 27, 2020, and adding thereto the notes to the unaudited interim condensed consolidated financial statements and the related eXtensible Business Reporting Language tagging, and (2) publish an operating and financial review and prospects with respect to the six months ended June 30, 2020.

This Report on Form 6-K, including Exhibits 99.1, 99.2, 101.INS, 101.SCH, 101.CAL, 101.LAB, 101.PRE and 101.DEF attached hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-239560).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited interim condensed consolidated financial statements for the six months ended June 30, 2020
99.2	Operating and financial review and prospects with respect to the six months ended June 30, 2020
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: September 18, 2020	By:	/s/ Mikhail Zhukov
Mikhail Zhukov
Chief Executive Officer